Lehman Brothers Holdings Inc.
                      3 World Financial Center, 24th Floor
                               New York, NY 10285


                          OFFICE OF THE GENERAL COUNSEL


                                                      February 12, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attn:  Document Control--EDGAR


                                Re: SCHEDULE 13G


Dear Commissioner:

         On behalf of Lehman Brothers Holdings Inc. (the "Reporting Person"), submitted in electronic form for filing, is a Schedule 13G relating to the Reporting Person's ownership of the Common Stock of Logal Educational Software & Systems Ltd.

         If you have any questions regarding this filing, please contact the undersigned at (212) 526-1936.


                                                      Very truly yours,

                                                      /s/ Jennifer Marre
                                                      -------------------
                                                      Jennifer Marre
                                                      Vice President and
                                                      Secretary


Enclosure

cc:      Logal Educational Software & Systems Ltd.
         National Association of
           Securities Dealers, Inc.